SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on September 24, 2008, at 6:00 p.m., the members of the Company’s Board of Directors approved the payment of (i) dividends, on account of earnings through August 31, 2008, to be attributed to minimum mandatory dividends for 2008, at R$ 0.94 per common share and R$ 1.034 per preferred share, not subject to withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), on account of earnings through August 31, 2008, to be attributed to minimum mandatory dividends for 2008, at R$ 0.37 per common share and R$ 0.407 per preferred share. The payment of IOC shall be taxed pursuant to applicable law, which shall result in a net payment of IOC of R$ 0.3145 per common share and R$ 0.346 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the last payment of earnings on July 31, 2008. Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on July 31, 2008, shall provide specific notice to such effect to Companhia de Bebidas das Américas - AmBev, Área de Ações, c/o Nilson Casemiro - Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, CEP 04530-001, São Paulo, SP, Brazil, by no later than September 30, 2008. In case such qualification is not received by then, income tax shall be withheld.

The aforementioned payments shall be made as from October 13, 2008, subject to the approval of the next Annual General Meeting. The record date shall be September 29, 2008 for Bovespa shareholders and October 2, 2008 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from September 30, 2008. The net amount to be distributed as dividends and JCP shall be of R$ 1.2545 per common share and R$ 1.38 per preferred share.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account. Shareholders who have not provided such indication shall receive from Banco Itaú S.A., as Depositary, at their stated address, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Itaú’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, September 24, 2008.

Companhia de Bebidas das Américas - AmBev
Graham David Staley
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: September 24, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations